0-30924

02050013

RECEIVED
AUG 01 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 155

CONFORMED COPY

Total No. of Pages: 10

P.E. 7-23-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 23, 2002

Commission file number: **0-30924**

PROCESSED
AUG 08 2002
P
THOMSON FINANCIAL

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Marconi plc

TRADING UPDATE FOR THE THREE MONTHS ENDED 30 JUNE 2002

* Financial restructuring progressing; business plan reviewed by banks and the informal committee of bondholders and accepted as basis for restructuring; discussions regarding financial and legal framework advancing
* Core sales in line with business plan despite further deterioration in market conditions; £510 million (vs £650 million Q1 02 excluding Mobile)
* Cost reductions in the Supply Chain more than offset by reduced volumes and business mix issues, leading to continued pressure on gross margins
* Good progress on operating cost savings; headcount reduction of over 3,000 achieved during the first quarter
* Net debt of £3 billion at 30 June 2002; £152 million increase during the quarter driven by operating cash outflow, exceptional restructuring costs and interest payments

London – 23 July 2002 - Marconi (MONI) today provided a trading update relating to the three months ended 30 June 2002.

Mike Parton, Chief Executive, said: "We have met our business plan sales target for the first quarter despite the difficult market conditions and we continue to reduce our cost base. We continue to move forward towards a restructuring of our balance sheet and we remain focused on delivering on our business plan."

Financial Restructuring

Marconi continues to make good progress in its ongoing discussions with its syndicate banks and an informal committee of its bondholders regarding the financial restructuring of the Group. As previously announced, the Group has prepared a business plan which has been reviewed by the banks and the informal committee of bondholders and accepted as the basis for financial restructuring.

Discussions regarding the financial and legal framework of the restructuring are ongoing and are relatively advanced.

Marconi confirms that the restructuring process is likely to involve a debt for equity swap for a significant proportion of Marconi's indebtedness, thereby significantly de-gearing the Group and positioning it to deliver its business plan. The Board reiterates its previous guidance that it expects a very substantial dilution in value for its existing equity holders.

Trading Update

The Core business has been redefined to take into account the transfer of Marconi's Mobile assets to Capital and the transfer of Marconi Interactive from Capital to the Core. Both transfers took effect on 1 April 2002. Appendix 1 sets forth quarterly key financials for FY02 on a pro forma basis.

Sales

	£m Q1 03	%var to Q1 02	%var to Q4 02
EMEA	285	(5)	(36)
US	153	(39)	(14)
CALA	25	(59)	32
APAC	47	31	(4)
Core	**510**	**(22)**	**(26)**
Capital – Mobile	61	30	(53)
Capital – Other	23	(90)	(82)
Capital – Medical	0	(100)	n/a
Other*	(2)	n/m	n/m
Group	**592**	**(48)**	**(38)**

*Other relates to intra-Group sales

Group sales during the first quarter amounted to £592 million compared to £1,134 million during the first quarter of the previous year. The reduction in sales is mainly the result of the disposal of businesses from Marconi Capital during the second half of FY02 including the disposals of Medical, Commerce and Data Systems and the Group's 50 per cent share in General Domestic Appliances as well as reduced volumes in the Core business.

Trading in the Core business during the first quarter continued to reflect the difficult market conditions in the sector as telecom operators impose further reductions on capital expenditure.

Book to bill in the Core stood at 0.91, a sequential improvement on both of the two previous quarters.

Core sales during the first quarter amounted to £510 million, down 22 per cent year-on-year from £650 million or a 26 per cent sequential decline from £693 million in the fourth quarter. This compares to a 50 per cent sequential decline in the corresponding period one year previously, from the fourth quarter 2001 to the first quarter 2002.

Sales of Network Equipment accounted for 63 per cent of Core sales during the first quarter with the balance of 37 per cent in Network Services.

On a geographic basis year on year, the decline in market demand has been most marked in the Americas. Many of the major US operators have announced further significant capital expenditure cuts during the quarter while in CALA, the market has been impacted by the general macro-economic environment and regulatory issues specific to the telecoms sector. Core sales in the US and CALA decreased by 39 per cent and 59 per cent respectively compared to the first quarter last year. This has particularly affected sales of Outside Plant & Power equipment (down 51 per cent year on year), Broadband Switching (down 31 per cent year on year) and North American Access (down 26 per cent year on year).

There are signs of some stabilisation in market conditions in the United Kingdom and Italy although demand remains at a low level. Short-term market demand is focused on broadband access deployment, which the Company believes will generate further revenue opportunities for core transmission equipment sales in the medium term. A significant softening of the market in Continental Europe has been observed throughout the quarter, particularly in France and Germany. As a result, the Group has experienced a decline in demand for its fixed wireless access products where Germany represents an important marketplace.

Optical Network sales, which accounted for approximately 25 per cent of Core sales, remained relatively resilient year on year (down 6 per cent) with a slight increase in sales in both EMEA and APAC offset by a reduced level of shipments in CALA. This is reflected in Marconi's European market share gains across the SDH portfolio reported by leading industry watchers. Sales of SDH equipment accounted for over 80 per cent of Optical Network sales, with a focus on lower-end STM1 – 16 products, and the balance relating to DWDM. The main shipments of DWDM equipment during the period were made in Italy to Omnitel-Vodafone and Telecom Italia.

During the period, Marconi extended its existing SDH distribution agreement with Ericsson to cover global distribution of its full DWDM product range. Management expects that this agreement will provide access to Ericsson's strong incumbent relationships with wireless operators such as Vodafone, Telefonica, Orange, T-Mobile, TIM and China Mobile.

In addition during the period, the Group announced to customers and employees its decision to cease further development of its SONET technology and the consequent closure of its SONET manufacturing facility in Montreal, Canada.

In APAC, sales increased by over 31 per cent year on year, mainly driven by sales of Optical Networks equipment in China and Australia. Price competition remains fierce in this region.

Sales of Network Services were down approximately 14 per cent year on year. Sales in EMEA increased during the period with stable sales of installation & commissioning activities boosted by a marked increase in value-added services to the Government and Transport sectors, particularly in the United Kingdom. Double digit decline in Network Services sales in the Americas was consistent with the fall in equipment sales particularly in Outside Plant & Power and Broadband Switching.

BT remained Marconi's largest customer, accounting for 15 per cent of Core sales during the period. The top ten Core customers – BT, Bell South, Metro City Carriers (Germany), Omnitel-Vodafone (Italy), SBC, Sprint, Telkom South Africa, Telecom Italia, Verizon and Wind (Italy) – represented 37 per cent of Core sales.

Operating Performance

The Group has not recorded any additional inventory provisions or asset write-downs during the first quarter. A full review will be undertaken as part of the interim accounting process at the end of September. Management believes that further provisions and write downs could be necessary in light of the continued decline in demand for telecoms equipment and as a result of further product and supply chain rationalisation.

Group operating loss before goodwill amortisation and exceptional items[1] was slightly higher than the £116 million operating loss recorded in the fourth quarter of the previous year. This was a result of the operating loss incurred in Mobile compared to the modest operating profit generated in the previous quarter, due to increased losses in Public and Private Mobile Radio.
In the Core, further operating cost reductions achieved during the quarter enabled a slight improvement on the £119 million operating loss recorded during the fourth quarter. Operating

costs in the Core during the period were over £115 million lower than in the first quarter last year.

Gross Margin in the Core showed a decline of a few percentage points below the level achieved in the fourth quarter (20 per cent) when sales were over £100 million higher. Cost reductions achieved in the Supply Chain during the period were more than offset by the lower volume of output as well as by a number of business mix issues. In Optical Networks, a high proportion of DWDM chassis equipment was shipped during the quarter. Returns will improve once shipments of in-fill transponders for these chassis begin. In addition, some price erosion year on year has negatively impacted margins. In Access, margins are under pressure as a result of a shift in business mix towards lower-margin fibre products while in BBRS, a higher proportion of lower margin factored products was shipped during the period, prior to termination of this third-party sourcing arrangement.

Further progress was made during the quarter in relation to operating cost reductions, which in the Core, were 22 per cent down on the previous quarter and 36 per cent down year on year.

Cost reduction remains one of management's main priorities, alongside targeted cash generation. These initiatives have been incorporated into a Group-wide programme. Overseen by the Group's Chief Operating Officer, the project covers over 20 different workstreams addressing gross margin, overheads and balance sheet. The teams are driven to a weekly timetable in order to achieve overall cost saving targets.

The main savings in the quarter have been driven by reduced spend on Research & Development. Even excluding the impact of the exceptionally high product launch costs relating to the BXR, Ultra Long Haul and Metro DWDM ranges during the fourth quarter FY02, further savings have been achieved as a result of headcount reductions, facility closures in the UK, US and Canada, rationalisation of product development programs in Access and ON (SONET) and lower spend on materials. Optical Networks remains the key focus of the Group's R&D investment. R&D as a percentage of sales stood at almost 25 per cent in Optical Networks during the period.

Sales & Marketing costs decreased slightly during the period with further significant savings anticipated during the second quarter as a result of further rationalisation of the direct sales-force in the United States and APAC and further cost reductions in EMEA.

Exceptional Items

Exceptional costs of approximately £90 million were incurred during the first quarter. Over 80 per cent of these related to the cost of restructuring and reorganisation to drive future improvements in the Group's operating cost base, and the balance mainly to costs associated with the ongoing financial restructuring process.

Net Debt

Net debt stood at £3,017 million at 30 June 2002, an increase of £152 million compared to 31 March 2002.

The Group operating loss and cash outflows arising from adverse working capital movements relating to inventory in-feed for long-term contracts in Mobile translated to an operating cash outflow[2] before exceptionals and capital expenditure in the region of £100 million. The Group

has continued its focus on cash collection from debtors and improvements to the Core sales and operations planning processes have led to tighter controls on inventory in-feed.
The Group continues to incur exceptional cash costs in relation to its ongoing restructuring. These were partially offset during the period by the receipt of proceeds from the disposal of properties (in particular the sale of the Edge Lane site in Liverpool, UK). Net interest paid in the first quarter amounted to £51 million.

The Group recorded a foreign exchange translation gain of £95 million during the period arising from Euro and Dollar to Sterling exchange rate movements.

Net debt at 30 June 2002 comprised £1.07 billion of cash and gross financial debt of £4.09 billion made up of £1.74 billion of Euro and US$ bond debt, £2.11 billion of syndicate bank debt and £0.24 billion of bilateral bank debt. The reduction in the sterling equivalent amounts of syndicate bank debt and bonds outstanding relates to foreign exchange translation.

On 12 July 2002, Marconi announced the sale of Marconi Applied Technologies Group for cash proceeds of £50 million and a £7 million vendor loan note. This is not reflected in the cash balance at 30 June 2002.

The previously announced restrictions on certain of the Group's cash that is held with banks independent of the bank syndicate ("the lock box") that were established as part of the undertakings with the Group's syndicate lending banks and the ad hoc bondholder committee remain in place. The balance of the lock box varies from time to time as withdrawals occur to fund cash requirements of the business. Deposits are made as cash is released from the business and disposal proceeds are received. Actual distributions of cash and/or securities as part of the financial restructuring will depend on a number of factors including the conclusion of negotiations between Marconi and its constituent creditors, additional trading and disposal cash flows and the timing of such distributions.

Notes

1) Operating profit/(loss) is defined as operating profit/(loss) before goodwill amortisation and exceptional items
2) Operating cash flow is defined as cash flow from continuing operations before net capital expenditure and exceptional items

ENDS/...

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Contacts

Name:	David Beck / Joe Kelly	Heather Green
Title:	Public Relations	Investor Relations
Phone:	+44 (0) 207 306 1771	+44 (0) 207 306 1735
	joe.kelly@marconi.com	heather.green@marconi.com

Cautionary statement regarding forward-looking statements

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc ("the Company") is providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of the Company and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in the Company's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Appendix 1

Figure 1 sets out the quarterly progression of key elements of the Profit and Loss Account and Cash Flow Statement for the Core business in FY02 on a pro forma basis restated to reflect the following adjustments from 1 April 2002 i) the transfer of Mobile from Core to Capital; ii) the transfer of Marconi Interactive from Capital to Core; and iii) the impact of FRS17 pension accounting standard which was adopted in the fourth quarter of FY02.

Figure 1

Core Pro Forma (£m)	Q1	Q2	Q3	Q4	FY02
Sales	650	798	632	693	2,773
Gross Profit	124	216	122	137	599
Gross Margin	19.1%	27.1%	19.3%	19.8%	21.6%
R&D Expenses	(129)	(120)	(115)	(123)	(487)
S&M Expenses	(125)	(103)	(107)	(87)	(422)
G&A Expenses	(55)	(53)	(40)	(45)	(193)
Other Expenses	(13)	10	13	(1)	9
Total Operating Expenses	(322)	(266)	(249)	(256)	(1,093)
Operating Profit/(Loss)	(198)	(50)	(127)	(119)	(494)
Core Cash Flow (£m)					
Operating Profit/(Loss)	(198)	(50)	(127)	(119)	(494)
Depreciation	48	41	42	53	184
Working Capital Movements	(165)	35	91	319	280
Operating Cash Flow	(315)	26	6	253	(30)

Figure 2 set outs the quarterly progression of FY02 gross profit, gross margin, total operating expenses and operating loss for the Group as a whole, restated on a pro forma basis to include the quarterly phasing of FRS 17 pension accounting standard.

Figure 2

Group Pro Forma (£m)	Q1	Q2	Q3	Q4	FY02
Sales	1,134	1,444	1,041	948	4,567
Gross Profit	253	411	241	219	1,124
Gross Margin	22.3%	28.5%	23.2%	23.1%	24.6%
Total Operating Expenses	(489)	(413)	(350)	(335)	(1,587)
Operating Profit/(Loss)	(236)	(2)	(109)	(116)	(463)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: [signature]

Name: M Skelly
Title: Secretary

Date: July 23, 2002